Exhibit (a)(5)(D)

EFiled: Aug 27 2015 03:38PM EDT Transaction ID 57780067 Case No. 11440-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

HARRY JACKSON, Individually and On	)
Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
ZULILY, INC., DARRELL CAVENS,	)
MARK VADON, W. ERIC CARLBORG,	)
JOHN GESCHKE, MIKE GUPTA,	)
YOUNGME MOON, MICHAEL POTTER,	)
SPENCER RASCOFF, LIBERTY	)
INTERACTIVE CORPORATION,	)
MOCHA MERGER SUB, INC., and ZIGGY	)
MERGER SUB, LLC.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

FOR BREACH OF FIDUCIARY DUTIES

Plaintiff Harry Jackson (“Plaintiff”), on behalf of himself and all others similarly situated, by and through the undersigned counsel, alleges the following upon information and belief, including the investigation of counsel and review of publicly-available information, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge:

SUMMARY OF THE ACTION

1.                                      This is a stockholder class action brought by Plaintiff on behalf of himself and all other similarly situated public stockholders of Zulily, Inc. (“Zulily” or the “Company”) against the Company’s Board of Directors (the “Board” or the

“Individual Defendants”) for breaches of fiduciary duties, and against Liberty Interactive Corporation (“Liberty” or “Parent”) and its affiliates, Mocha Merger Sub, Inc. (“Merger Sub 1”) and Ziggy Merger Sub, LLC (“Merger Sub 2”), for aiding and abetting such breaches of fiduciary duties.

2.                                      Headquartered in Seattle, Washington, Zulily operates as an online retailer in the United States, Canada, Australia, the United Kingdom, and internationally. The Company provides merchandise primarily to women purchasing for their children, themselves, and their homes. Its merchandise includes men’s, women’s, and children’s apparel, accessories, and shoes; children’s merchandise, such as infant gear, sports equipment, toys, and books; and other merchandise comprising kitchen accessories, home décor, entertainment, electronics, pet accessories, and health and beauty products. The Company offers its products through a flash sales model using its desktop and mobile websites, and mobile applications.

3.                                      On August 17, 2015, the Company announced that it had entered into a definitive Agreement and Plan of Reorganization, dated August 16, 2015, with Liberty (the “Merger Agreement”), pursuant to which Liberty will acquire Zulily in a mixed stock-cash transaction valued at $2.4 billion (the “Proposed Transaction”). Under the terms of the Merger Agreement, Liberty will commence an exchange offer to acquire all outstanding shares of Company common stock in exchange for $9.375 in cash and 0.3098 of a newly issued share of Liberty for each share of Zulily owned (the “Merger Consideration”). The Merger Consideration represents a total monetary value of $18.75 per share based on Liberty’s August 14, 2015 closing price. Following the Proposed Transaction, Zulily will operate independently as the wholly-owned subsidiary of Liberty, with Zulily’s current Chief Executive Officer (“CEO”) and entire management team continuing on in their respective positions. The Proposed Transaction is expected to close by the fourth quarter of 2015.

4.                                      The Proposed Transaction undervalues Zulily and is the result of an entirely unfair sales process. As an initial matter, the Merger Consideration significantly undervalues the Company: although the Company touts a 49% premium over Zulily’s closing price on August 14, 2015, in actuality, the proffered consideration is about 75% under February 2014’s record high and significantly less than the $22.00 initial public offering (“IPO”) price of November 2013.

5.                                      Not surprisingly, therefore, the combination baffled some analysts. For example, the Proposed Transaction comes on the heels of a recent research note by Oppenheimer & Co., Inc. (“Oppenheimer”) emphasizing the Company’s near-term potential:

With a near-term focus on reducing shipping times and improving the consistency of inventory availability though new fulfillment centers, we believe ZU is well-positioned to benefit from the secular shift to online and mobile commerce.

6.                                      More specifically, given the overall strength of the Company and its poise for future success, Liberty will acquire Zulily at an unreasonably low price if the Proposed Transaction is permitted to close. Prior to the announcement of the Proposed Transaction, the Company reported highly positive financial results. On August 6, 2015, Zulily released its earnings results for the second quarter 2015, reporting strong quarterly earnings. The Company reported gross profits of $92.5 million, representing a 14% increase year-over-year. Additionally, Zulily reported that gross margins increased to 31.1%, representing an increase of 270 basis points year-over year.

7.                                      The recent positive financial performance indicates the beginning of a recovery from the Company’s recent slump following the curiously timed resignation of its Chief Financial Officer, March Stolzman (“Stolzman”), effective February 13, 2015. On February 11, 2015, Zulily reported adjusted fourth-quarter earnings of just 11 cents a share on revenue of $391.3 million — more than 20% below analysts’ forecasts of 14 cents a share on revenue of $406.5 million. The Company cited unexpectedly high customer churn for the low sales. The following day, Stolzman announced his resignation, effective only two days later. On this news, shares of Zulily fell $5.37 or 27% to close at $14.52 on February 12, 2015. Prior to this announcement, shares were trading above the Merger Consideration and thus, the most recent financial results were signs of ascension and recovery to that previous trading value.

8.                                      The Merger Consideration is all the more inadequate in light of the significant synergies Liberty will receive by virtue of the Proposed Transaction. While Zulily will be run independently, Liberty believes it can realize about $10 billion in combined annual revenue and 230 million products shipped globally to 19 million customers in 85 countries with the addition of Zulily under the Liberty umbrella. In addition, the deal will help broaden the online presence and generational reach of QVC, the wholly-owned subsidiary and home shopping network run by Liberty. There is currently little overlap between Zulily and QVC customers: most Zulily shoppers are mothers aged between 25 and 45, while QVC’s audience is primarily in the 35 to 65 age group. With Zulily, therefore, QVC can target younger “millennial moms and the digital-only generation,” according to a Liberty statement.

9.                                      Compounding the failure to secure adequate consideration for the Company, the sales and negotiation process leading up to the execution of the Merger Agreement was fundamentally flawed. Specifically, pursuant to the Merger Agreement, defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers or providing them with pertinent confidential information; (ii) a notice provision that requires the

Company to disclose confidential information about competing bids to Liberty within thirty-six hours; (iii) a provision that provides Liberty with the unfettered right to amend the Proposed Transaction in response to a competing proposal; and (iv) a termination and expense fee provision that requires the Company to pay Liberty $79 million in order to accept an alternative, superior offer, depending on the circumstances.

10.                               Most compelling, as of June 28, 2015, the Company’s Chairman of the Board, Mark Vadon (“Vadon”), and President and CEO, Darrell Cavens (“Cavens”), collectively, beneficially own shares representing approximately 88.5% of the voting power of the outstanding capital stock. Thus, the Company has orchestrated the distribution of its dual class structure common stock in such a way to vest nearly the entire Company’s voting power into defendants Cavens and Vadon, thereby guaranteeing that Liberty will satisfy the minimum tender condition set forth in the Merger Agreement.

11.                               Defendants Vadon and Cavens’ control over the effectuation of the Proposed Transaction is further exhibited by their entry into a tender and support agreement (the “Support Agreement”) whereby each has agreed to tender their substantial holdings to Liberty.

12.                               This is compelling because, without judicial intervention, stockholders will be deprived of any meaningful recourse as they cannot feasibly block the Proposed Transaction.

13.                               The deal protection provisions, in conjunction with the stockholders’ lack of meaningful vote on the Proposed Transaction, substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of Zulily.

14.                               Notwithstanding its disastrous consequences for stockholders, the Proposed Transaction represents a substantial boon for Zulily’s Board and management, who collectively own approximately 1.35 million shares of Zulily Class A common stock and 98.2% of Zulily Class B common, which based on the offer price of $18.75 per share are collectively worth approximately $25,248,469 and 90% of the Company’s outstanding voting power. Furthermore, the Merger Agreement provides that all vested and unvested stock options and restricted stock units (together, “Equity Awards”) outstanding under the Company’s equity plans will be converted into the right to receive cash and/or stock in Liberty, based on a formula set forth in the Merger Agreement. This accelerated vesting will result in lucrative payouts to the Company’s directors and executives, especially the Company’s CEO, defendant Cavens.

15.                               The financial conflicts pervading the Board are exacerbated by their conflicts of post-transaction employment in the surviving entity. Specifically, defendant Cavens and the entire Zulily management team will stay on and manage the Company after the Proposed Transaction is consummated, creating an incentive for Cavens and the Company’s executives to favor a deal with Liberty over any competing bidders. Notably, this conflicted management team will have the sole power to approve the Proposed Transaction because they hold virtually all of the Company’s voting power.

16.                               In pursuing the Proposed Transaction and agreeing to the inadequate Merger Consideration offered by Liberty, each defendant has violated applicable law by directly breaching and/or aiding and abetting breaches of fiduciary duties of loyalty, good faith, and due care owed to Plaintiff and the putative class of Zulily stockholders.

17.                               Accordingly, and for the reasons set forth in detail herein, Plaintiff seeks to enjoin defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, good faith, and due care.

THE PARTIES

18.                               Plaintiff is, and at all times relevant hereto has been, a stockholder of the Company.

19.                               Defendant Zulily is a corporation organized and existing under the laws of Delaware, with principal executive offices located at 2601 Elliot Avenue, Seattle, Washington 98121. Zulily is sold under the ticker symbol “ZU.”

20.                               Defendant Cavens has been the President, CEO, and member of the Board since October 2009.

21.                               Defendant Vadon has been the Chairman of the Board since October 2009.

22.                               Defendant W. Eric Carlborg (“Carlborg”) has been a member of the Board since October 2011. Carlborg is also the chairman of the Audit Committee.

23.                               Defendant John Geschke (“Geschke”) has been a member of the Board since February 21, 2014. Geschke is also the chairman of the Nominating & Corporate Governance Committee.

24.                               Defendant Michael Gupta (“Gupta”) has been a member of the Board since January 21, 2015. Gupta is also a member of the Audit Committee and the Compensation Committee.

25.                               Defendant Youngme Moon (“Moon”) has been a member of the Board since July 2013. Moon is also a member of the Audit Committee and the Nominating & Corporate Governance Committee.

26.                               Defendant Michael Potter (“Potter”) has been a member of the Board since March 2011. Potter is also a member of the Compensation Committee and the Nominating & Corporate Governance Committee. Potter was previously the Company’s Chief Operating Officer from October 2011 to March 2012.

27.                               Defendant Spencer Rascoff (“Rascoff”) has been a member of the Board since June 2013. Rascoff is also the chairman of the Compensation Committee.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

28.                               By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other stockholders of Zulily and owe Plaintiff and the other members of the Class (defined herein) the duties of good faith, loyalty, and candor.

29.                               By virtue of their positions as directors and/or officers of Zulily, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Zulily to engage in the practices complained of herein.

30.                               Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s stockholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value stockholders will receive rather than use a change of control to benefit themselves. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a)                                 adversely affects the value provided to the corporation’s stockholders;

(b)                                 contractually prohibits them from complying with or carrying out their fiduciary duties;

(c)                                  discourages or inhibits alternative offers to purchase control of the corporation or its assets;

(d)                                 will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s stockholders; or

(e)                                  will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public stockholders.

31.                               Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated duties owed to Plaintiff and the other stockholders of Zulily, including their duties of loyalty, good faith, and due care, insofar as they, inter alia, failed to obtain the best price possible under the circumstances before entering into the Proposed Transaction, and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the other stockholders of Zulily common stock.

CLASS ACTION ALLEGATIONS

32.                               Plaintiff brings this action pursuant to Court of Chancery Rule 23, individually and on behalf of the stockholders of Zulily common stock (the “Class”). The Class specifically excludes defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the defendants.

33.                               This action is properly maintainable as a class action because:

(a)                                 The Class is so numerous that joinder of all members is impracticable. According to the Merger Agreement, as of the close of business on August 14, 2015, there were (i) 67,702,546 shares of Class A Common Stock outstanding; and (ii) 56,268,788 shares of Class B Common Stock issued and outstanding. The actual number of public stockholders of Zulily can be ascertained through discovery;

(b)                                 There are questions of law and fact that are common to the Class, including, inter alia, the following:

i.                       whether the Individual Defendants have breached their fiduciary duties of loyalty and/or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

ii.                    whether the Individual Defendants have breached their fiduciary duty to maximize value under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

iii.                     whether Liberty, Merger Sub 1, and Merger Sub 2 have aided and abetted the Individual Defendants’ breaches of fiduciary duty to the Plaintiff and the Class; and

iv.                whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction complained of herein consummated.

(c)                                  Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class;

(d)                                 Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class;

(e)                                  The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests; and

(f)                                   Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

Company Background and its Poise for Growth

34.                               Zulily was founded by defendant Cavens in 2009 with the Company’s Chairman, defendant Vadon, and subsequently went public in November 2013. Since going public at $22.00 per share, the business has grown steadily to become a global internet retailer, marketing itself as a daily deal site for mothers. In particular, the Company operates daily flash sales with 4,500 products such as children’s and women’s apparel and kitchen accessories, according to its prospectus. Sales more than doubled in the first nine months following its IPO, to

$439 million. Additionally, the stock price immediately jumped 71% following the day of its IPO, reaching triple the IPO price by March of 2014.

35.                               Much of the Company’s success may be attributed to its daily flash sales model, which became particularly attractive to young shoppers following the 2008 financial crisis. As a result, the Company flourished financially the year following its October 2013 IPO. On February 24, 2014, the Company announced fourth quarter and full year 2013 financial results, reporting incredible growth. Specifically, the Company reported fourth quarter net sales had increased to $257.0 million, up 100% year over year; full year net sales increased to $695.7 million, up 110% year over year; fourth quarter adjusted EBITDA increased to $17.8 million, up 277% year over year; full year adjusted EBITDA increased to $27.0 million, compared to a loss of $(5.9) million in the prior year; fourth quarter net income increased to $12.8 million, up 293% year over year; and full year net income increased to $12.9 million compared to a net loss of $(10.3) million in the prior year.

36.                               Defendant Cavens lauded the results:

We’re excited to close out a great year with a strong quarter and increasing profitability. The full year generated 110% year on year revenue growth. As I look forward to 2014 and beyond, I see an opportunity for us to change the way people shop. It’s clear to me that our team’s continued obsession with offering amazing products at a great value is driving tremendous performance for the company and excitement for our customers. We’ll continue to aggressively invest in fulfillment, technology and people to maximize the long-term potential of our business.

37.                               The rampant success of 2013 continued into the 2014 fiscal year when, on May 6, 2014, the Company reported that quarterly net sales had increased to $237.9 million, up 87% year over year for the first quarter of 2014. Non-GAAP adjusted EBITDA for the first quarter 2014 increased $2.6 million, up 481% year over year, while non-GAAP free cash flow increased $1.6 million, up 172% year over year.

38.                               Defendant Cavens commented on the results:

This year has started off with strong revenue and active customer growth. These results highlight that our team’s efforts to deliver a diverse offering of new products every day at a great value resonates with our customers. We remain obsessed about changing the way people shop by giving them an experience they can’t find elsewhere.

39.                               The Company continued on its upward path in the second quarter of 2014, as Zulily announced on August 6, 2014 financial results for the quarter ending June 29, 2014. For this quarter, the Company reported that net sales had increased $285.0 million, up 97% year over year. Non-GAAP adjusted EBITDA for the second quarter 2014 increased to $14.4 million, up 106% year over year, while non-GAAP diluted net income per share was $0.09 compared to non-GAAP diluted net income per share of $0.05 for the second quarter 2013.

40.                               The third quarter of 2014 was equally as successful. Third quarter 2014 net sales increased to $285.8 million, up 72% year over year. Non-GAAP adjusted EBITDA for the third quarter 2014 increased to $6.4 million, up 257% year over year, while non-GAAP diluted net income per share was $0.02 compared to non-GAAP diluted net income per share of $0.0 for the third quarter 2013.

41.                               Defendant Cavens again commented positively on the results:

This was a strong quarter where we hit several key milestones — the business reached a billion dollars in revenue on a trailing 12 month basis and the majority of our North American orders now come from mobile. We’ve grown adjusted EBITDA and free cash flow while making upgrades to our technology and infrastructure for scale. Our obsession with offering up great products every day at a great value continues to resonate with our customers, and I’m excited about what more we can achieve in the years ahead.

42.                               The Company closed 2014 with incredible year end results. Fourth quarter and full year 2014 net sales increased to $391.3 million and $1.2 billion, up 52% and 72% year over year, respectively. In addition, fourth quarter and full year 2014 non-GAAP adjusted EBITDA increased to $20.3 million and $43.7 million, compared to $17.8 million and $27.0 million, respectively, in the prior year. Fourth quarter and full year 2014 net income was $10.9 million and $14.9 million, compared to $12.8 million and $12.9 million, respectively, in the prior year.

43.                               In the wake of these results, defendant Cavens reiterated the Company’s expected ongoing profitability in 2015:

We closed out the year with significant growth across the business. We increased year-over-year net sales by 72% and drove strong profitability. Our goal is to build zulily into one of the most innovative and profitable consumer retail internet businesses of our time. We have set clear business priorities for 2015 that will create an even better experience for our customers while also leveraging the strong unit economics that we’ve been building in the business to continue to deliver surprise and delight to our customers each day.

44.                               True to defendant Cavens’ predictions, the Company reported strong financial results into 2015. First quarter 2015 net sales increased to $306.6 million, up 29% year over year, while first quarter 2015 gross profit increased to $92.2 million, up 45% year over year. Non-GAAP adjusted EBITDA for the first quarter 2015 increased to $4.4 million, up 66% year over year, and non-GAAP diluted net income per share for the first quarter 2015 was $0.01 compared to non- GAAP diluted net income per share of $0.00 for the first quarter 2014. Defendant Cavens celebrated:

We delivered strong first quarter results with revenue in line and adjusted EBITDA well exceeding our expectations. We made significant progress against our 2015 objectives to improve the daily experience, deliver the perfect order and expand gross margins. The percentage of orders placed on mobile platforms reached an all-time high in Q1, order to ship times decreased, and gross margins hit our long-term financial target of 30% less than two years after our IPO. We also launched our redesigned website last week, which is responsive in design and materially enhances the customer experience across all platforms. I’m proud of the team for delivering on strong growth while continuing to deliver an amazing customer experience, every day.

45.                               The most recent financial results, reported on August 5, 2015, continued to break year over year records. In particular, net sales increased to $297.6 million, up 4% year over year; gross profit increased to $92.5 million, up 14% year over year. Gross margin increased to 31.1%, up 270 basis points year over year. Defendant Cavens continued to emphasize the Company’s longevity in this announcement:

Our second quarter revenue came in at the high end of our prior guidance, with some upside on profitability. We continued to realize efficiencies from significant capital investments in supply chain operations made in 2014 and demonstrated discipline around our cost structure. We’ve made good progress on our marketing strategy and we’ve materially improved our site experience, merchandising selection and order execution to deliver an incredibly unique customer experience focused on surprise and delight, every day.

46.                               Two weeks later, on August 17, 2015, the Company announced the Proposed Transaction.

The Board’s Conflicts of Interest

47.                               The Zulily Board is also inherently conflicted in the Proposed Transaction based on their financial interests and the prospect of post-transaction employment. Defendant Cavens along with a number of other executives of the Company will receive lucrative payouts upon the consummation of the Proposed Transaction. The Merger Agreement provides that, at the effective time of the Proposed Transaction, the unvested stock options or restricted stock units granted under the Company’s 2009 Equity Incentive Plan or the Company’s 2013 Equity Plan will be assumed by Liberty and converted automatically into an option or restricted stock unit of Liberty. Additionally, vested portions of outstanding Equity Awards will be cashed out.

48.                               In addition, Zulily’s CEO, defendant Cavens, and the current Zulily management team will stay on and manage the Company after the Proposed Transaction is consummated, creating an incentive for Cavens and the Company’s executives to favor Liberty over any competing bidders.

49.                               Together, these arrangements create an incentive for Zulily’s Board to enter into the unfair Proposed Transaction, to the detriment of Plaintiff and the Class.

The Merger Agreement Unfairly Deters Competitive Offers and is Unduly Beneficial to Liberty

50.                               The Proposed Transaction is also unfair because, as part of the Merger Agreement, defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

51.                               First, Section 5.3(b) of the Merger Agreement broadly provides that neither Zulily, nor any of its affiliates, may solicit or proactively seek a competing and better offer, nor can they provide information to, or engage in discussions with, any potential bidder for the Company. The Section states that the Company or any of its subsidiaries or affiliates shall not:

directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any inquiries or the making of any proposal or offer constituting or that would reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any non-public information regarding any of the Company or any Company Subsidiary to any Person in connection with or in response to an Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to state that they currently are not permitted to have discussions), (iv) approve, endorse or recommend any Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to an Acquisition Proposal, (v) make or authorize any public statement, recommendation or solicitation in support of any Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to an Acquisition Proposal, (vi) enter into any letter of intent or agreement in principle or any Contract with respect to any Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement in accordance with Section 5.3(c).

52.                               Additionally, Section 5.3(c) requires that the Company keep Liberty informed of any competing proposals. Specifically, that Section obligates the Company to:

promptly (and in any event within thirty-six (36) hours) advise Parent of the receipt of any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (including the identity of the Person making or submitting such Acquisition Proposal, proposal or offer, and the material terms and conditions thereof) that is made or submitted by any Person prior to the Acceptance Time…The Company shall keep Parent informed, on a reasonably current basis, of the status of, and any financial or other material changes in, any such Acquisition Proposal, proposal or offer, including furnishing copies of all offer letters, term sheets, written proposals or similar documents, in each case, offering or proposing to effect an Acquisition Proposal, and any draft agreements to effect the applicable Acquisition Proposal, proposal or offer exchanged between the Company and the other party making the Acquisition Proposal, proposal or offer.

53.                               In addition, Section 5.3(f) contains a “last look provision” which grants Liberty an unlimited ability to amend the terms of the Proposed Transaction in response to a competing bid, which in turn gives Liberty unfettered access to confidential, non-public information about competing proposals from third parties which Liberty can use to prepare a matching bid. Additionally, this Section requires that Zulily consider any revisions to the Proposed Transaction made by Liberty:

The Company Board [must] provide Parent four (4) Business Days’ prior written notice advising Parent it intends to effect an Adverse Recommendation Change which notice specifies, in reasonable detail, the reasons therefor (it being understood that the delivery of such notice shall not itself constitute an Adverse Recommendation Change), and (B) during such four (4) Business Day period, negotiated, and has caused its Representatives to negotiate, in good faith any written proposal by Parent to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect an Adverse Recommendation Change and (C) after complying with clauses (A) and (B) of this Section 5.3(f)(i), at the end of such four (4) Business Day period, the Company Board has again reaffirmed the determination described in Section 5.3(e) in light of the revisions to the terms of this Agreement to which Parent has committed in a binding written document provided, however, that if any revisions are made to an Acquisition Proposal and such revisions are material (it being understood and agreed that any change to consideration with respect to such proposal is material), the Company shall deliver a new Notice of Superior Proposal to Parent and shall again comply with the requirements of this Section 5.3(f)(ii) with respect to such new Notice of Superior Proposal, except that in such a situation, the Notice Period shall be two (2) Business Days (it being understood that if any subsequent material revisions are made to such Acquisition Proposal, the Company shall deliver a new Notice of Superior Proposal to Parent and shall again comply with the requirements of this Section 5.3(f)(ii) with respect to such new Notice of Superior Proposal, except that the Notice Period with respect thereto shall be two (2) Business Days).

54.                               Accordingly, no rival bidder is likely to emerge and act as a stalking horse in light of the potential risks associated with disseminating a rival bidder confidential information and the ability of Liberty to easily piggy-back upon the due diligence of the foreclosed second bidder.

55.                               Moreover, the revision and notice provision essentially ensures that no superior bidder will emerge, as any potential suitor will be unlikely to expend the time, cost, and effort to perform due diligence and make a superior proposal while knowing that Liberty will know of its bid and the details and terms thereof and can easily top it. As a result, the matching rights provision unreasonably favors Liberty, to the detriment of Zulily public stockholders. The deal also contains no “go-shop” provision.

56.                               Compounding matters, Section 7.3 of the Merger Agreement requires the Company to pay a termination fee of $79,000,000 within two business days if the Proposed Transaction is terminated for various reasons, thereby essentially requiring that a competing bidder agree to pay a naked premium for the right to provide the stockholders with a superior offer.

57.                               Finally, the Company has orchestrated the distribution of its dual class structure of common stock in such a way to vest nearly the entire Company’s voting power into defendants Cavens and Vadon. This is compelling because, without intervention, stockholders will be deprived of any meaningful recourse as they cannot feasibly block the Proposed Transaction at a shareholder vote. As disclosed in the Company’s most recently quarterly report, filed with the United States Securities and Exchange Commission on August 6, 2015:

Our Class B common stock has ten votes per share, and our Class A common stock has one vote per share. Given the greater number of votes per share attributed to our Class B common stock, the holders of Class B common stock collectively will continue to be able to control a majority of the voting power even if their stock holdings represent as few as approximately 9.1% of the outstanding number of shares of our common stock. As of June 28, 2015, our chairman of the board of directors, Mark Vadon, and our president and chief executive officer, Darrell Cavens, collectively, beneficially own shares representing approximately 88.5% of the voting power of our outstanding capital stock. This concentrated control will limit your ability to influence corporate matters for the foreseeable future and may cause us to make strategic decisions or pursue acquisitions that could involve risks to you or may not be aligned with your interests. For example, these stockholders will be able to control elections of directors, amendments of our certificate of incorporation or bylaws, increases to the number of shares available for issuance under our equity compensation plans or adoption of new equity compensation plans and approval of any merger or sale of assets for the foreseeable future. This control may adversely affect the market price of our Class A common stock.

58.                               As such, the minimum tender condition set forth in Section 1.1.(b)(i) of the Merger Agreement will certainly be reached based on the whims of just defendants Vadon and Cavens.

59.                               Ultimately, these preclusive Merger Agreement provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The narrow circumstances under which the Board may respond to alternative proposals and the Company’s inability to terminate the Merger Agreement if it accepts a superior proposal fail to provide an effective “fiduciary out” under the Merger Agreement.

60.                               Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that the Company’s stockholders will continue to suffer absent judicial intervention.

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

61.                               Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

62.                               The Individual Defendants have violated their fiduciary duties of care, loyalty, and good faith owed to the public stockholders of Zulily.

63.                               By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Zulily.

64.                               As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty and good faith owed to the stockholders of Zulily because, among other reasons, they failed to take reasonable steps to obtain and/or ensure that Zulily stockholders receive adequate and fair value for their shares.

65.                               The Individual Defendants dominate and control the business and corporate affairs of Zulily both through their positions within the Company and on the Board, and are in possession of private corporate information concerning Zulily’s assets, business, and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of Zulily which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing stockholder value.

66.                               By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

67.                               As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Zulily assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

68.                               Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

69.                               Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

COUNT II

Aiding and Abetting the Individual Defendants’ Breaches of Fiduciary Duties

(Against Liberty, Merger Sub 1, and Merger Sub 2)

70.                               Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

71.                               Liberty, Merger Sub 1, and Merger Sub 2 have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Zulily public stockholders, and have participated in such breaches of fiduciary duties.

72.                               Moreover, Liberty, Merger Sub 1, and Merger Sub 2 knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, they rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

73.                               As a result of the unlawful actions of Liberty, Merger Sub 1, and Merger Sub 2, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the true value for Zulily’s assets and business. Unless their actions are enjoined by the Court, defendants Liberty, Merger Sub 1, and Merger Sub 2 will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class.

74.                               As a result of Liberty, Merger Sub 1, and Merger Sub 2’s conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair and reasonable price for their Zulily shares.

75.                               Plaintiff and other members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in his favor and in favor of the Class and against defendants as follows:

A.                                    Declaring that this action is properly maintainable as a class action and certifying Plaintiff as Class representative;

B.                                    Preliminarily and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain an agreement providing fair and reasonable terms and consideration to Plaintiff and the Class;

C.                                    Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D.                                    Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants wrongdoing;

E.                                     Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F.                                      Granting such other and further equitable relief as this Court may deem just and proper.

Dated: August 27, 2015		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
OF COUNSEL:		Gina M. Serra (#5387)
Jeremy J. Riley (#5791)
LEVI & KORSINSKY, LLP		2 Righter Parkway, Suite 120
Shannon L. Hopkins		Wilmington, DE 19803
Sebastiano Tornatore		(302) 295-5310
733 Summer Street, Suite 304
Stamford, CT 06901		Attorneys for Plaintiff
(212) 363-7500